Your Great American Insurance Policy



CrimeInsurance.com

There are over 3,000 property and casualty insurance companies in the United States.

Only 50 are included on the Ward's 50 List for safety, consistency and performance.

Only 5 have been rated "A" or better by A.M. Best for over 100 years.

Only 2 are on both lists.

Great American Insurance Company is 1 of the two.

The numbers tell the story.



GREAT AMERICAN INSURANCE GROUP

GreatAmericanInsuranceGroup.com

Source: Ward Group®, 2014 Ward's 50 Property and Casualty Companies, and A.M. Best®. Great American Insurance Company is rated "A+"(Superior) by A.M. Best® as of February 21, 2014. 0790FIC-A (4/14)



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

OKLAHOMA FRAUD WARNING

WARNING: Any person who knowingly, and with intent to injure, defraud or deceive any insurer, makes any claim for the proceeds of an insurance policy containing any false, incomplete or misleading information is guilty of a felony.



GREAT AMERICAN INSURANCE GROUP
Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

IMPORTANT NOTICE
FIDELITY / CRIME CLAIMS DEPARTMENT

Should this account hav e a potential claim situation, please

contact: Fidelity & Crime Claims Department
Great American Insurance
Group Five Waterside
Crossing Windsor, CT 06095

(860) 298-7330
(860) 688-8188
fax

CrimeClaims@gaic.c
om



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

SDM 683 (Ed. 03/12)   (Page 1 of 1)



GREAT AMERICAN INSURANCE GROUP
Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

SR F9808 (Ed. 08 95)

INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS Bond No. FS 1670874 06 00

Item 1. Name of Insured (herein called Insured): Exchange Traded Concepts, LLC Principal Address: 2545 South Kelly Av enue, Suite C
Edmond, OK
73013

Item 2. Bond Period from 12:01 a.m. 12/08/2014 to 12:01 a.m. 12/08/2015 the effectiv e date of the termination or cancellation of this Bond, standard time at the Principal Address as to each of said dates.

Item 3. Limit of Liability - Subject to Sections **9**, **10** and **12** hereof,

Amount applicable to	Limit of Liability	Deductible
Insuring Agreement **(A)-Fidelity**	$ 1,500,000	$ 0
Insuring Agreement **(B)-On Premises**	$ 1,500,000	$ 15,000
Insuring Agreement **(C)-In Transit**	$ 1,500,000	$ 15,000
Insuring Agreement **(D)-Forgery or Alteration**	$ 1,500,000	$ 15,000
Insuring Agreement **(E)-Securities**	$ 1,500,000	$ 15,000
Insuring Agreement **(F)-Counterfeit Currency**	$ 1,500,000	$ 15,000
Insuring Agreement **(G)-Stop Payment**	$ 100,000	$ 5,000
Insuring Agreement **(H)-Uncollectible Items of Deposit**	$ 100,000	$ 5,000
Insuring Agreement **(I)-Audit Expense**	$ 100,000	$ 5,000
Insuring Agreement **(J)-Telefacsimile Transmissions**	$ 1,500,000	$ 15,000
Insuring Agreement **(K)-Unauthorized Signatures**	$ 100,000	$ 5,000
Optional Insuring Agreements and Cov erages		
Insuring Agreement **(L)-Computer Systems**	$ 1,500,000	$ 15,000
Insuring Agreement **(M)-Automated Phone Systems**	$ Not Cov ered	$ N/A

If "Not Cov ered" is inserted abov e opposite any specified Insuring Agreement or Cov erage, such Insuring Agreement or Cov erage and any other reference thereto in this Bond shall be deemed to be deleted therefrom.

MEFS1131 (Ed. 03/11)
SR F9808 (Ed. 08/95)   (Page 1 of 2)

Item 4. Offices or Premises Cov ered-Offices acquired or established subsequent to the effectiv e date of this Bond are cov ered according to the terms of General Agreement **A**. All the Insured's offices or premises in existence at

the time this Bond becomes effectiv e are cov ered under this Bond except the offices or premises located as follows:

N/A

Item 5. The liability of the Underwriter is subject to the terms of the following Riders

attached hereto: See Form FI8801

Item 6. The Insured by the acceptance of this Bond giv es to the Underwriter terminating or cancelling prior Bond(s) or

Policy(ies)

No.(s) FS

1670874 05

such termination or cancellation to be effectiv e as of the time this Bond becomes effectiv e.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

SR F9808 (Ed. 08 95)

INVESTMENT COMPANY BOND

The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General
Agreements, Conditions and Limitations and other terms of this Bond, agrees with the Insured, in accordance with
Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item **3** of the Declarations and
with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS

(A) FIDELITY

Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed alone or in collusion with others, including loss of Property resulting from such acts of an Employee, which Property is held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee, or for any other person or organization intended by the Employee to receiv e such benefit, other than salaries, commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.

(B) ON PREMISES

Loss of Property (occurring with or without negligence or v iolence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conv ersion, redemption or deposit priv ileges through the misplacement or loss of Property, while the Property is (or is supposed or believ ed by the Insured to be) lodged or deposited within any offices or premises located anywhere,

except in an office listed in Item **4** of the Declarations
or amendment thereof or in the mail or with a carrier

* B0 * 11/21/2014 * FS 1670874   Great American Insurance

087357

for hire other than an armored motor v ehicle company, for the purpose of transportation.

Offices and Equipment

(1) Loss of or damage to furnishings, fixtures, stationary, supplies or equipment, within any of the Insured's offices cov ered under this Bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by v andalism or malicious mischief; or

(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.

(C) IN TRANSIT

Loss of Property (occurring with or without negligence or v iolence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conv ersion, redemption or deposit priv ileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor v ehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon deliv ery thereof at destination.

(D) FORGERY OR ALTERATION

Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, adv ices or applications directed to the

Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or Endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement **(F)** hereof whether or not

coverage for Insuring Agreement **(F)** is provided for in

the Declarations of this Bond.

Any check or draft **(a)** made payable to a fictitious payee and endorsed in the name of such fictitious payee or **(b)** procured in a transaction with the maker or drawer thereof or with one acting as an agent of

such maker or drawer or anyone impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such Endorsement.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(E) SECURITIES

Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory

Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

(1) through the Insured's having, in good faith and in the course of business, whether for its own account or for the account of others,

in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or

received, or sold or delivered, or given any value,

extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been

(a) counterfeited, or

(b) forged as to the signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature of any person signing in any other capacity, or

(c) raised or otherwise altered, or lost, or stolen, or

(2) through the Insured's having, in good faith and in the course of business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, Endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement **(D)** hereof.

Securities, documents or other written instruments shall be deemed to mean original (including original counterparts) negotiable or non-negotiable agreements which in and of themselves represent an equitable interest, ownership, or debt, including an assignment thereof which instruments are in the ordinary course of business, transferable by delivery of such agreements with any necessary Endorsement or assignment.

The word "counterfeited" as used in this Insuring Agreement shall be deemed to mean any security, document or other written instrument which is intended to deceive and to be taken for an original.

Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(F) *COUNTERFEIT CURRENCY*

Loss through the receipt by the Insured, in good faith, of any counterfeited money orders or altered paper currencies or coin of the United States of America or Canada issued or purporting to have been issued by the United States of America or Canada or issued pursuant to a United States of America or Canadian statute for use as currency.

(G) STOP PAYMENT

Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

For hav ing either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representativ e of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representativ e of such customer, shareholder or subscriber, or

For hav ing refused to pay any check or draft made or drawn by any customer, shareholder or subscriber of the Insured, or any Authorized Representativ e of such customer, shareholder or subscriber.

(H) UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting from payments of div idends or fund shares, or withdrawals permitted from any customer's, shareholder's or subscriber's account based upon Uncollectible items of Deposit of a customer, shareholder or subscriber credited by the Insured or the Insured's agent to such customer's, shareholder's or subscriber's Mutual Fund Account: or

loss resulting from any item of Deposit processed through an Automated Clearing House which is rev ersed by the customer, shareholder or subscriber and deemed uncollectible by the Insured.

Loss includes div idends and interest accrued not to exceed 15% of the Uncollectible items which are deposited.

This Insuring Agreement applies to all Mutual Funds with "exchange priv ileges" if all Fund(s) in the exchange program are insured by a Great American Insurance Company of Cincinnati, OH for Uncollectible Items of Deposit. Regardless of the number of transactions between Fund(s) the minimum number of days of deposit within the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall begin from the date a deposit was first credited to any

(I) AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the amount stated
opposite Audit Expense in Item **3** of the Declarations;
it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement of one or more of the Employees and the liability under this paragraph shall be in addition to the Limit of Liability stated in Insuring
Agreement **(A)** in Item **3** of the Declarations.

(J) TELEFACSIMILE TRANSMISSIONS

Loss resulting by reason of the Insured having transferred, paid or delivered any funds or Property, established any credit, debited any account, or given any value relying on any fraudulent instructions sent by a customer or financial institution by Telefacsimile Transmission directed to the Insured, authorizing or acknowledging the transfer, payment, or delivery of funds or property, the establishment of a credit, debiting of any account, or the giving of value by the Insured, but only if such telefacsimile instructions:

(i) bear a valid test key exchanged between the Insured and a customer or another financial institution with authority to use such test key for Telefacsimile instructions in the ordinary course of business, but which test key has been wrongfully obtained by a person who was not authorized to initiate, make, validate or authenticate a test key arrangement; and

(ii) fraudulently purport to have been sent by such customer or financial institution, but which telefacsimile instructions are transmitted without the knowledge or consent of such customer or financial institution by a person other than such customer or financial institution and which bear a forged signature.

"Telefacsimile" means a system of transmitting written documents by electronic signals over

telephone lines to equipment maintained by the Insured within its communication room for the purposes of reproducing a copy of said document. It does not mean electronic communication sent
by Telex, TW C, or electronic mail, or Automated
Clearing House.

order, draft, made or drawn on a customer's account which bears the signature or Endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right to recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account.

(K) UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured hav ing accepted, paid or cashed any check or withdrawal

GENERAL AGREEMENTS

(A) ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

(1) If the Insured shall, while this Bond is in force, establish any additional office or offices, such office or offices shall be automatically cov ered hereunder from the dates of their establishment, respectiv ely. No notice to the Underwriter of an increase during any premium period in the number of offices or in the number of Employees at any of the offices cov ered hereunder need be giv en and no additional premium need be paid for the remainder of such premium period.

(2) If an Inv estment Company, named as Insured herein, shall, while this Bond is in force, merge or consolidate with, or purchase the assets of another institution, cov erage for such acquisition shall
apply automatically from the date of acquisition.
The Insured shall notify the Underwriter of such acquisition within 60 days of said date, and an additional premium shall be computed only if such acquisition inv olv es additional offices or employees.

(B) WARRANTY

No statement made by or on behalf of the Insured, whether contained in the application or otherwise, shall be deemed to be a warranty of anything except that it
is true to the best of the knowledge and belief of the person making the statement.

(C) COURT COSTS AND ATTORNEYS' FEES
   ## (Applicable to all Insuring Agreements or

Coverages now or hereafter forming part of this Bond)

The Underwriter will Indemnify the Insured against court costs and reasonable attorneys' fees incurred and paid by the Insured in defense, whether or not successful, whether or not fully litigated on the merits and whether or not settled of any suit or legal proceeding brought against the Insured to enforce the Insured's liability or alleged liability on account of any loss, claim or damage which, if established against the Insured, would constitute a loss sustained by the Insured covered under the terms of this Bond provided, however, that with respect to Insuring Agreement **(A)** this indemnity shall apply only in the event that

(1) an Employee admits to being guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement; or

(2) an Employee is adjudicated to be guilty of any dishonest or fraudulent act(s), including Larceny or Embezzlement;

(3) in the absence of **(1)** or **(2)** above an arbitration panel agrees, after a review of an agreed statement of facts, that an Employee would be found guilty of dishonesty if such Employee were prosecuted.

The Insured shall promptly give notice to the Underwriter of any such suit or legal proceeding and at the request of the Underwriter shall furnish it with copies of all pleadings and other papers therein. At the Underwriter's election the Insured shall permit the Underwriter to conduct the defense of such suit or legal proceeding, in the Insured's name, through attorneys of the Underwriter's selection. In such event, the Insured shall give all reasonable information and assistance which the Underwriter shall deem necessary to the proper defense of such suit or legal proceeding.

If the Insured's liability or alleged liability is greater than the amount recoverable under this Bond, or if a Deductible Amount is applicable, the liability of the

Underwriter under this General Agreement is limited to that percentage of litigation expense determined by
pro ration of the Bond limit of liability to the amount claimed, after the application of any deductible. This litigation expense will be in addition to the Limit of Liability for the applicable Insuring Agreement.

(D) FORMER EMPLOYEE

Acts of Employee, as defined in this Bond, are covered under Insuring Agreement **(A)** only while the Employee is in the Insured's employ. Should loss
involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring
Agreement **(A)** if the direct proximate cause of the loss
occurred while the former Employee performed duties within the scope of his/her employment.

THE FOREGOING INSURING AGREEMENTS AND GENERAL AGREEMENTS ARE SUBJECT TO THE FOLLOWING CONDITIONS AND LIMITATIONS:

SECTION 1. DEFINITIONS

The following terms, as used in this Bond, shall have he respective meanings stated in this Section:

(a) Employee" means:

(1) any of the Insured's officers, partners, or employees, and

(2) any of the officers or employees of any predecessor of the Insured whose principal assets are acquired by the Insured by consolidation or merger with, or purchase of assets of capital stock of such predecessor, and

(3) attorneys retained by the Insured to perform legal services for the Insured and the employees of such attorneys while such attorneys or the employees of such attorneys are performing such services for the Insured, and

(4) guest students pursuing their studies or duties in any of the Insured's offices, and

(5) directors or trustees of the Insured, the investment advisor, underwriter (distributor), transfer agent, or shareholder accounting record keeper, or administrator authorized by written agreement to keep financial and/or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of

any committee duly elected or appointed to examine or audit or

hav e custody of or access to the Property of
the Insured, and

(6) any indiv idual or indiv iduals assigned to perform
the usual duties of an employee within the
premises of the Insured by contract, or by any
agency furnishing temporary personnel on a
contingent or part-time basis, and

(7) each natural person, partnership or corporation
authorized by written agreement with the Insured
to perform serv ices as electronic data
processor of checks or other accounting records
of the Insured, but excluding any such
processor who acts as transfer agent or in any
other agency capacity in issuing checks, drafts
or securities for the
Insured, unless included under Sub-section **(9)**
hereof, and

(8) those persons so designated in section **15**,
Central Handling of Securities, and

(9) any officer, partner or Employee of

(a) an inv estment adv isor,

(b) an underwriter (distributor),

(c) a transfer agent or shareholder accounting
record-keeper, or

(d) an administrator authorized by written
agreement to keep financial and/or other
required records, for an Inv estment
Company, named as Insured while

performing acts coming within the scope of the usual duties of an officer or Employee of any Investment Company named as Insured herein, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the Property of any such Investment Company, provided that only Employees or partners of a transfer agent, shareholder accounting record-keeper or administrator which is an affiliated person as defined in the Investment Company Act of 1940, of an Investment Company named as Insured or is an affiliated person of the adviser, underwriter or administrator of such Investment Company, and which is not a bank, shall be included within the definition of Employee.

Each employer of temporary personnel or processors as set forth in Sub-Sections **(6)** and **(7)** of Section **1 (a)** and their partners, officers and employees shall collectively be deemed to be one person for all the purposes of this Bond, excepting, however, the last paragraph of Section **13**.
Brokers, or other agents under contract or representatives of the same general character shall not be considered Employees.

(b) "Property" means money (i.e. currency, coin, bank notes, Federal Reserve notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious metals of all kinds and in any form and articles made therefrom, jewelry, watches, necklaces, bracelets, gems, precious and semi-precious stones, Bonds, securities, evidences of debts, debentures, scrip, certificates, interim receipts, warrants, rights, puts, calls, straddles, spreads, transfers, coupons, drafts, bills of exchange, acceptances, notes, checks, withdrawal orders, money orders, warehouse receipts, bills of lading, conditional sales contracts, abstracts of title, insurance Policies, deeds, mortgages under real estate and/or chattels and upon interests therein, and assignments of such Policies, mortgages and instruments, and other valuable papers, including books of account

and other records used by the Insured in the conduct of its business, and all other instruments similar to or in the nature of the foregoing including Electronic Representations of such Instruments enumerated above (but excluding all data processing records)
in which the Insured has an interest or in which the

Insured acquired or should hav e acquired an interest by reason of a predecessor's declared financial condition at the time of the Insured's consolidation or merge with, or purchase of the principal assets of, such predecessor or which are held by the Insured for any purpose or in any capacity and whether so held by the Insured for any purpose or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor.

(c) "Forgery" means the signing of the name of another with the intent to deceive; it does not include the signing of one's own name with or without authority, in any capacity, or for any purpose.

(d) "Larceny and Embezzlement" as it applies to any named Insured means those acts as set forth in Section 37 of the Inv estment Company Act of 1940.

(e) "Items of Deposit" means any one or more checks and drafts.

SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

(a) loss effected directly or indirectly by means of forgery or alteration of, on or in any instrument, except when cov ered by Insuring Agreement **(A)**, **(D)**, **(E)** or **(F)**.

(b) loss due to riot or civ il commotion outside the United States of America and Canada; or loss due to military, nav al or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement **(D)**, and unless, when such transit was initiated, there was no knowledge of such riot, civ il commotion, military, nav al or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.

(c) loss, in time of peace or war, directly or indirectly caused by or resulting from the effects of nuclear fission or fusion or radioactiv ity; prov ided, howev er, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy.

(d) loss resulting from any wrongful act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equiv alent body by whatsoever name known unless such person is

also an Employee or an elected official, partial owner or partner of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.

(e) loss resulting from the complete or partial nonpayment of, or default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any of its partners, directors or Employees, whether authorized or unauthorized and whether procured in good faith or through trick, artifice, fraud or false pretenses, unless such loss is covered under Insuring Agreement **(A)**, **(E)** or **(F)**.

(f) loss resulting from any violation by the Insured or by any Employee

   (1) of law regulating **(a)** the issuance, purchase or sale of securities, **(b)** securities transactions upon Security Exchanges or over the counter market, **(c)** Investment Companies, or **(d)** Investment Advisors, or

   (2) of any rule or regulation made pursuant to any such law.

   unless such loss, in the absence of such laws, rules or regulations, would be covered under Insuring Agreements **(A)** or **(E)**.

(g) loss of Property or loss of privileges through the misplacement or loss of Property as set forth in Insuring Agreement **(C)** or **(D)** while the Property is in the custody of any armored motor vehicle company, unless such loss shall be in excess of the amount recovered or received by the Insured under **(a)** the Insured's contract with said armored motor vehicle company, **(b)** insurance carried by said armored motor vehicle company for the benefit of users of its service, and **(c)** all other insurance and indemnity in force in whatsoever form carried by or for the benefit of users of said armored motor vehicle

company's service, and then this Bond shall cover only such excess.

(h) potential income, including but not limited to interest and dividends, not realized by the Insured because of a loss covered under this Bond, except as included under Insuring Agreement **(I)**.

(i) all damages of any type for which the Insured is legally liable, except direct compensatory damages arising from a loss cov ered under this Bond.

(j) loss through the surrender of Property away from an office of the Insured as a result of a threat

(1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger prov ided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

(2) to do damage to the premises or Property of the Insured, except when cov ered under Insuring Agreement **(A)**.

(k) all costs, fees and other expenses incurred by the Insured in establishing the existence of or amount of loss cov ered under this Bond unless such indemnity is prov ided for under Insuring Agreement **(I)**.

(l) loss resulting from payments made or withdrawals from the account of a customer of the Insured, shareholder or subscriber to shares inv olv ing funds erroneously credited to such account, unless such payments are made to or withdrawn by such depositor or representativ e of such person, who is within the premises of the drawee bank of the Insured or within the office of the Insured at the time of such payment or withdrawal or unless such payment is cov ered under Insuring Agreement **(A)**.

(m) any loss resulting from Uncollectible Items of Deposit which are drawn from a financial institution outside the fifty states of the United States of America, District of Columbia, and territories and possessions of the United States of America, and Canada.

SECTION 3. ASSIGNMENT OF RIGHTS

This Bond does not afford cov erage in fav or of any Employers of temporary personnel or of processors as set forth in sub-sections **(6)** and **(7)** of Section **1(a)** of this Bond, as aforesaid, and upon payment to the insured by the Underwriter on account of any loss through dishonest or fraudulent act(s) including Larceny or Embezzlement committed by any of the partners, officers or employees of such Employers, whether acting alone or in collusion with others, an assignment of such of the Insured's rights and causes of action as it may hav e against such Employers by reason of such acts so committed shall, to the extent of

MEFS1132 (Ed. 03-11)
SR F9808 (Ed. (Page 13 of 12

such payment, be giv en by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights herein prov ided for.

SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

This Bond is for the use and benefit only of the Insured named in the Declarations and the Underwriter shall not be liable hereunder for loss sustained by anyone other than the Insured unless the Insured, in its sole discretion and at its option, shall include such loss in the Insured's proof of loss. At the earliest practicable moment after discov ery of any loss hereunder the Insured shall giv e the Underwriter written notice thereof and shall also within six months after such discov ery furnish to the Underwriter affirmativ e proof of loss with full particulars. If claim is made under this Bond for loss of securities or shares, the Underwriter shall not be liable unless each of such securities or shares is identified in such proof of loss by a certificate or Bond number or, where such securities or shares are uncertificated, by such identification means as agreed to
by the Underwriter. The Underwriter shall hav e thirty days after notice and proof of loss within which to inv estigate the claim, and this shall apply notwithstanding the loss is made up wholly or in part of securities of which duplicates may be obtained. Legal proceedings for recov ery of any loss hereunder shall not be brought prior to the expiration of sixty days after such proof of loss is filed with the Underwriter nor after the expiration of twenty-four months from the discov ery of such loss, except that any action or proceeding to recov er hereunder on account of any judgment against the Insured in any suit mentioned in
General Agreement *C* or to recov er attorneys' fees paid in
any such suit, shall be begun within twenty-four months from the date upon which the judgment in such suit shall become final. If any limitation embodied in this Bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to be equal to the minimum period of limitation permitted by such law.

Discov ery   occurs when   the Insured

(a) becomes aware of facts, or

(b) receiv es written notice of an actual or

potential claim by a third party which alleges that the Insured is liable under circumstance

which   would   cause a reasonable person to assume that a loss cov ered by the Bond has been or will be incurred ev en though the exact amount   or details of loss may   not be then known.

SECTION 5. VALUATION OF PROPERTY

The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration.

In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this Bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

SECTION 6. VALUATION OF PREMISES AND FURNISHINGS

In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.

SECTION 7. LOST SECURITIES

If the Insured shall sustain a loss of securities the total value of which is in excess of the limit stated in Item 3 of the Declarations of this Bond, the liability of the Underwriter shall be limited to payment for, or duplication of, securities having value equal to the limit stated in Item 3 of the Declarations of this Bond.

If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the Insured's rights, title and interests in and to said securities.

With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request of the Insured
issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument Bond or Bonds.

With respect to securities the value of which exceeds the Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will
indemnify the issuer of said Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.

SECTION 8. SALVAGE

In case of recovery, whether made by the Insured or by the
Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

At all times prior to termination hereof this Bond shall continue in force for the limit stated in the applicable
sections of Item **3** of the Declarations of this Bond notwithstanding any previous loss for which the

Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this Bond shall continue in force and the number of premiums which shall be payable or paid, the liability of the Underwriter under this Bond with respect to all loss resulting form

(a) any one act of burglary, robbery or hold-up, or attempt thereat, in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or

(b) any one unintentional or negligent act on the part of any one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or

(c) all wrongful acts, other than those specified in (a) above, of any one person shall be deemed to be one loss, or

(d) all wrongful acts, other than those specified in (a) above, of one or more persons (which dishonest act(s) or act(s) of Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way, or permits the continuation of, the dishonest act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or

(e) any one casualty or event other than those specified in (a), (b), (c) or (d) preceding, shall be deemed to be one loss, and shall be limited to the applicable Limit of Liability stated in Item 3 of the Declarations of this Bond irrespective of the total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.

Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.

SECTION 10. LIMIT OF LIABILITY

With respect to any loss set forth in the PROVIDED clause of Section 9 of this Bond which is recoverable or recovered in whole or in part under any other Bonds or Policies

issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or cancelled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the

Underwriter under this Bond and under other Bonds or Policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other Bonds, or Policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

SECTION 11. OTHER INSURANCE

If the Insured shall hold, as indemnity against any loss covered hereunder, any valid and enforceable insurance or suretyship, the Underwriter shall be liable hereunder only for such amount of such loss which is in excess of the amount of such other insurance or suretyship, not exceeding, however, the Limit of Liability of this Bond applicable to such loss.

SECTION 12. DEDUCTIBLE

The Underwriter shall not be liable under any of the Insuring Agreements of this Bond on account of loss as specified, respectively, in sub-sections **(a)**, **(b)**, **(c)**, **(d)** and **(e)** of Section **9**, **Non-Reduction And Nonaccumulation Of Liability And Total Liability**, unless the amount of
such loss, after deducting the net amount of all reimbursement and/or recovery obtained or made by the insured, other than from any Bond or Policy of insurance issued by an insurance company and covering such loss, or by the Underwriter on account thereof prior to payment by the Underwriter of such loss, shall exceed the
Deductible Amount set forth in Item **3** of the Declarations
hereof (herein called Deductible Amount) and then for such excess only, but in no event for more than the
applicable Limit of Liability stated in Item **3** of the Declarations.

The Insured will bear, in addition to the Deductible Amount, premiums on Lost Instrument Bonds as set forth in Section **7**.

There shall be no deductible applicable to any loss under Insuring Agreement **A** sustained by any Investment Company named as Insured herein.

SECTION 13. TERMINATION

The Underwriter may terminate this Bond as an entirety by furnishing written notice specifying the termination date which cannot be prior to 90 days after the receipt of such written notice by each Investment Company named as Insured and the Securities and Exchange Commission, W

ashington, D.C. The Insured may terminate this Bond as an entirety by furnishing written notice to the Underwriter. When the Insured cancels, the Insured shall furnish written notice to the Securities and Exchange Commission,

Washington, D.C. prior to 90 days before the effectiv e date of the termination. The Underwriter shall notify all other Inv estment Companies named as Insured of the receipt of such termination notice and the termination cannot be effectiv e prior to 90 days after receipt of written notice by
all other Inv estment Companies. Premiums are earned until the termination date as set forth herein.

This Bond will terminate as to any one Insured, (other than a registered management inv estment company), immediately upon taking ov er of such Insured by a
receiv er or other liquidator or by State or Federal officials, or immediately upon the filing of a petition under any State or Federal statute relativ e to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured, or immediately upon such Insured ceasing to exist, whether through merger into another entity, or by disposition of all of its assets.

This Bond will terminate as to any registered management inv estment company upon the expiration of 90 days after written notice has been giv en to the Securities and Exchange Commission, Washington, D.C.

The Underwriter shall refund the unearned premium computed as short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

This Bond shall terminate

   (a) as to any Employee as soon as any partner, officer or superv isory Employee of the Insured, who is not in collusion with such Employee, shall learn of any dishonest or fraudulent act(s), including Larceny or Embezzlement on the part of such Employee without prejudice to the loss of any Property then
in transit in the custody of such Employee and upon the expiration of ninety (90) days after written notice has been giv en to the Securities and Exchange Commission, W ashington, D.C. (See
Section **16[d]**) and to the Insured Inv estment Company, or

   (b) as to any Employee 90 days after receipt by each Insured and by the Securities and Exchange Commission of a written notice from the Underwriter of its desire to terminate this Bond as to such Employee, or

   (c) as to any person, who is a partner, officer or employee of any Electronic Data Processor cov ered under this Bond, from and after the time that the Insured or any partner or officer thereof not in collusion with such person shall hav e knowledge of information that such person has

committed any dishonest or fraudulent act(s), including Larceny or Embezzlement in the service of the Insured or otherwise, whether such act be committed before or after the time this Bond is effective.

SECTION 14. RIGHTS AFTER TERMINATION OR CANCELLATION

At any time prior to the termination or cancellation of this Bond as an entirety, whether by the Insured or the Underwriter, the Insured may give to the Underwriter notice that if desires under this Bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such termination or cancellation and shall pay an additional premium therefor.

Upon receipt of such notice from the Insured, the Underwriter shall give its written consent thereto: provided, however, that such additional period of time shall terminate immediately;

(a) on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this Bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date, or

(b) upon takeover of the Insured's business by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed for this purpose without the necessity of the Underwriter giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Underwriter shall refund any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any State or Federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

SECTION 15. CENTRAL HANDLING OF SECURITIES

Securities included in the systems for the central handling of securities established and maintained by Depository Trust Company, Midwest Depository Trust Company, Pacific Securities Depository Trust Company, and Philadelphia Depository Trust Company, hereinafter called Corporations, to the extent of the Insured's interest therein as effective by the making of appropriate entries on the

MEFS1132 (Ed. 03/11)

books and records of such Corporations shall be deemed to be Property.

The words "Employee" and "Employees" shall be deemed to include the officers, partners, clerks and other
employees of the New York Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific Stock Exchange and Philadelphia Stock Exchange, hereinafter called Exchanges, and of the abov e named Corporations, and of any nominee in whose name is registered any security included within the systems for the central
handling of securities established and maintained by such Corporations, and any employee of any recognized serv ice company, while such officers, partners, clerks and other employees and
employees of serv ice companies perform serv ices for such Corporations in the operation of such systems. For the purpose of the abov e definition a recognized serv ice company shall be any company prov iding clerks or other personnel to said Exchanges or Corporation on a contract basis.

The Underwriter shall not be liable on account of any loss(es) in connection with the central handling of securities within the systems established and maintained by such Corporations, unless such loss(es) shall be in excess of the amount(s) recov erable or recov ered under any Bond or Policy if insurance indemnifying such Corporations, against such loss(es), and then the
Underwriter shall be liable hereunder only for the Insured's share of such excess loss(es), but in no ev ent for more than the Limit of Liability applicable hereunder.

For the purpose of determining the Insured's share of excess loss(es) it shall be deemed that the Insured has an interest in any certificate representing any security included within such systems equiv alent to the interest the Insured then has in all certificates representing the same security included within such systems and that such Corporation shall use their best judgment in apportioning
the amount(s) recov erable or recov ered under any Bond or
Policy of insurance indemnifying such Corporations against such loss(es) in connection with the central handling of securities within such systems among all those
hav ing an interest as recorded by appropriate entries in the books and records of such Corporations in Property inv olv ed in such loss(es) on the basis that each such interest shall share in the amount(s) so recov erable or recov ered in the ratio that the v alue of each such interest bears to the total v alue of all such

interests and that the Insured's share of such excess loss(es) shall be the
amount of the Insured's interest in such Property in excess of the amount(s) so apportioned to the Insured by such Corporations.

This Bond does not afford cov erage in fav or of such Corporations or Exchanges or any nominee in whose

name is registered any security included within the systems for the central handling of securities established and maintained by such Corporations, and upon payment to the Insured by the Underwriter on account of any loss(es) within the systems, an assignment of such of the Insured's rights and causes of action as it may hav e
against such Corporations or Exchanges shall to the extent of such payment, be giv en by the Insured to the Underwriter, and the Insured shall execute all papers necessary to secure to the Underwriter the rights prov ided for herein.

considered as the first named Insured for the purposes of this Bond.

SECTION 16. ADDITIONAL COMPANIES INCLUDED AS INSURED

If more than one corporation, co-partnership or person or any combination of them be included as the Insured herein:

(a) the total liability of the Underwriter hereunder for loss or losses sustained by any one or more or all of them shall not exceed the limit for which the Underwriter would be liable hereunder if all such loss were sustained by any one of them.

(b) the one first named herein shall be deemed authorized to make, adjust and receiv e and enforce payment of all claims hereunder and shall be deemed to be the agent of the others for such purposes and for the giv ing or receiv ing of any notice required or permitted to be giv en by the terms hereof, prov ided that the Underwriter shall furnish each named Inv estment Company with a copy of the Bond and with any amendment thereto, together with a copy of each formal filing of the settlement of each such claim prior to the execution of such settlement,

(c) the Underwriter shall not be responsible for the proper application of any payment made hereunder to said first named Insured,

(d) knowledge possessed or discov ery made by any partner, officer or superv isory Employee of any Insured shall for the purpose of Section 4 and Section 13 of this Bond constitute knowledge or discov ery by all the Insured, and

(e) if the first named Insured ceases for any reason to be cov ered under this Bond, then the Insured next named shall thereafter be

SECTION 17. NOTICE AND CHANGE OF CONTROL

Upon the Insured's obtaining knowledge of a transfer of its outstanding v oting securities which results in a change in control (as set forth in Section **2(a) (9)** of the Inv estment Company Act of 1940) of the Insured, the Insured shall within thirty (30) days of such knowledge giv e written notice to the Underwriter setting forth:

(a) the names of the transferors and transferees (or the names of the beneficial owners if the v oting securities are requested in another name), and

(b) the total number of v oting securities owned by the transferors and the transferees (or the beneficial owners), both immediately before and after the transfer, and

(c) the total number of outstanding v oting

securities. As used in this section, control means

the power to exercise a controlling influence ov er the management or Policies of the Insured.

Failure to giv e the required notice shall result in termination of cov erage of this Bond, effectiv e upon the date of stock transfer for any loss in which any transferee is concerned or implicated.

Such notice is not required to be giv en in the case of an Insured which is an Inv estment Company.

SECTION 18. CHANGE OR MODIFICATION

This Bond or any instrument amending or effecting same may not be changed or modified orally. No changes in or modification thereof shall be effectiv e unless made by written Endorsement issued to form a part hereof ov er the signature of the Underwriter's Authorized Representativ e. When a Bond cov ers only one Inv estment Company no change or modification which would adv ersely affect the rights of the Inv estment Company shall be effectiv e prior to 60 days after written notification has been furnished to the Securities and Exchange Commission, Washington, D.C. by the Insured or by the Underwriter. If more than one Inv estment Company is named as the Insured herein, the Underwriter shall giv e written notice to each Inv estment Company and to the Securities and Exchange Commission, Washington, D.C. not less than 60 days prior to the effectiv e date of any change or modification which would adv ersely affect the rights of such Inv estment Company.

IN WITNESS WHEREOF, the Underwriter has caused this Bond to be executed on the Declarations Page.



087357

FI 88 01 (Ed. 10 11)

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FORMS AND RIDERS SCHEDULE

It is hereby understood and agreed the following forms and riders are attached to and are a part of this bond:

Form No. / Edition	Date Added * or Date Deleted	Form Description	Rider No. (if applicable)
MEFS1131 03-		Inv estment Company Bond Dec Page	
MEFS1132 03-		Inv estment Company Bond	
SRF9808 08-95		Rider - Loss Payee Rider	1
MEFS1026 04-		Amending Insuring Agreement A - Fidelity	2
MEFS1031 03-		Joint Insured List	3
MEFS1032 03-		Insuring Agreement L - Computer Systems	4
FI7053 04-13		Confidential Information And Data Breach Clarifying	5
FI7339 06-14		Virtual Or On-Line Peer To Peer Mediums Of Exchange	6
IL7324 08-12		Economic And Trade Sanctions Clause	
IL7268 09-09		In Witness Clause	
* If not at inception			



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 1

To be attached to and form part of Financial Institution Bond, Standard Form No. Standard Great American
Inv estment
Company Bond,

No. FS 1670874 06 00

In fav or of Exchange Traded Concepts, LLC

Loss Payee Rider

It is agreed that:

1. At the request of the Named Insured, any payment in satisfaction of loss cov ered by said Bond inv olv
   ing Money or other property in which


SEI Inv estments Distribution
Co.
SEI Inv estments Global Funds
Serv ices
1 Freedom Valley Driv
e
Oaks, PA,
19456


has an interest shall be paid by an instrument issued to that Loss Payee and the Named insured as
joint loss-payees, subject to the following conditions and limitations:

    a. The attached Bond is for the sole use and benefit of the Named Insured as expressed
       herein. The Loss Payee you designate shall not be considered an Insured under the
       Bond, nor shall it otherwise hav e any rights or benefits under said Bond.

    b. Notwithstanding any payment made under the terms of this rider or the execution of more than
       one such similar rider, the amount paid for any one loss occurrence or otherwise in
       accordance with the terms of this Bond shall not exceed the limits of Liability as set forth in
       the Declarations Page.

    c. Nothing herein is intended to alter the terms, conditions and limitations of the Bond.

2. Should this Bond be cancelled, reduced, non-renewed or restrictiv ely modified by the Underwriter, the
   Underwriter will endeav or to giv e thirty (30) days adv ance notice to the organization named abov e,
   but failure to do so shall not impair or delay the effectiv eness of any such cancellation, reduction,
   non-renewal or restrictiv e modification, nor shall the Underwriter be held liable in any way.

3. Should this Bond be cancelled or reduced at the request of the Insured, the Underwriter will endeav or
   to notify the Loss Payee you designate of such cancellation or reduction within 10 business days after
   receipt of such request, but failure to do so shall not impair or delay the effectiv eness of such
   cancellation or reduction, nor shall the Underwriter be held liable in any way.

SRF 9808 (Ed.   (Page 1 of 1



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

4. This rider shall become effectiv e as of 12:01 a.m. on 12/08/2014 standard time.

Great American Insurance

087357

 Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

SR F9808 (Ed. 08

RIDER NO. 2

AMENDED INSURING AGREEMENT (A) - FIDELITY

To be attached to and form part of Inv estment Company Bond

Bond No. FS 1670874 06 00

In fav or of Exchange Traded Concepts, LLC

It is agreed that:

1. **INSURING AGREEMENT (A) - FIDELITY** is amended by deleting the word "manifest" from Paragraph 2, Line 3.

2. Nothing herein contained shall be held to v ary, alter, waiv e or extend any of the terms, conditions, prov isions, agreements or limitations of the abov e mentioned Bond other than as stated herein.

3. This Rider shall become effectiv e as of 12:01 a.m. on 12/08/2014 standard time.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

MEFS1026 (Ed. 04/12)



087357

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

SR F9808 (Ed. 08

RIDER NO. 3

JOINT INSURED LIST

To be attached to and form part of Financial Institution Bond, Standard Form No. Standard Great American Investment
Company Bond

Bond No. FS 1670874 06 00

In favor of Exchange Traded Concepts, LLC

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached Bond the following:

    FaithShares Advisors, LLC
    Exchange Traded Concepts
    Trust Exchange Traded
    Concepts Trust II
    Source ETF Trust and Exchange Traded
    Concepts Trust II Source/CSOP

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond other than as stated herein.

3. This Rider shall become effective as of 12:01 a.m. on 12/08/2014 standard time.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

MEFS1031 (Ed. 03/12)



GREAT AMERICAN INSURANCE GROUP
Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

RIDER NO. 4

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

To be attached to and form part of Inv estment Company Bond

Bond No. FS 1670874 06 00

In fav or of Exchange Traded Concepts, LLC

It is agreed that:

1. The attached Bond is hereby amended by adding to it an additional **INSURING AGREEMENT** as follows:

INSURING AGREEMENT (L) - COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1) entry of data into, or

(2) change of data elements or programs within

a Computer System; prov ided that fraudulent entry or change causes

(a) Property to be transferred paid or deliv ered,

(b) an account of the Insured, or of its customer, to be added, deleted, debited or credited, or

(c) an unauthorized account or a fictitious account to be debited or credited;

(3) v oice instructions or adv ices hav ing been transmitted to the Insured or its agent(s) by telephone;

and prov ided further, the fraudulent entry or change is made or caused by an indiv idual acting with the manifest intent to:

(i) cause the Insured or its agent(s) to sustain a loss, and

(ii) obtain financial benefit for that indiv idual or for other persons intended by that indiv idual to receiv e a financial benefit,

(iii) and further prov ided such v oice instructions or adv ices:

(a) were made by a person who purported to represent an indiv idual authorized to make such v oice instructions or adv ices; and

(b) were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recov ery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all v oice instructions or adv ices



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

receiv ed ov er the telephone.

The Insured or its agent(s) warrant that they shall make their best efforts to maintain the electronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2. As used in this Rider, Computer System means:

(a) computers with related peripheral components, including storage components, wherever located,

(b) systems and applications software,

(c) terminal devices,

(d) related communication networks or customer communication systems, and

(e) related Electronic Funds Transfer Systems,

by which data are electronically collected, transmitted, processed, stored, and retrieved.

3. In addition to the Exclusions in the attached Bond, the following Exclusions are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data: and

(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4. The following portions of the attached Bond are not applicable to this Rider:

(a) the initial paragraph of the Bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond period."

(b) CONDITIONS AND LIMITATIONS - SECTION 9. NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

(c) CONDITIONS AND LIMITATIONS - SECTION 10. LIMIT OF LIABILITY

5. The coverage afforded by this Rider applies only to loss discovered by the Insured during the period this Rider is in force.

6. All loss or series of losses involving the fraudulent activity of one individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7. The Limit of Liability for the coverage provided by this Rider shall be $1,500,000.

8. The Underwriter shall be liable hereunder for the amount by which one loss shall be in excess of $15,000 (herein called the Deductible Amount) but not in excess of the Limit of Liability stated abov e.

9. If any loss is cov ered under this Insuring Agreement and any other Insuring Agreement or Cov erage, the maximum amount payable for such loss shall not exceed the largest amount av ailable under any one Insuring Agreement or Cov erage.

10. Cov erage under this Rider shall terminate upon termination or cancellation of the Bond to which this Rider is attached. Cov erage under this Rider may also be terminated or cancelled without canceling the Bond as an entirety:

    (a) 90 days after receipt by the Insured of written notice from the Underwriter of its desire to terminate or cancel cov erage under this Rider, or

    (b) immediately upon receipt by the Underwriter of a written request from the Insured to terminate or cancel cov erage under this Rider.

    The Underwriter shall refund to the Insured the unearned premium for this cov erage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11. **CONDITIONS AND LIMIT ATIONS - SECTION 4. LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS** is amended by adding the following sentence:

    Proof of loss resulting from Voice Instructions or adv ices cov ered under this Bond shall include Electronic Recording of such Voice Instructions of adv ices.

12. Notwithstanding the foregoing, howev er, cov erage afforded by this Rider is not designed to prov ide protection against loss cov ered under a separate Electronic and Computer Crime Policy by whatev er title assigned or by whatev er Underwriter written. Any loss which is cov ered under such separate Policy is excluded from cov erage under this Bond; and the Insured agrees to make claim for such loss under its separate Policy.

13. Nothing herein contained shall be held to v ary, alter, waiv e or extend any of the terms, conditions, prov isions, agreements or limitations of the abov e mentioned Bond other than as stated herein.

14. This Rider shall become effectiv e as of 12:01 a.m. on 12/08/2014 standard time.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FI 70 53 (Ed. 04

THIS RIDER CHANGES THE BOND PLEASE READ IT CAREFULLY

RIDER NO. 5

CONFIDENTIAL INFORMATION AND DATA BREACH CLARIFYING RIDER

To be attached to and form part of Financial Institution Bond No. Standard Great American Investment Company Bond

Bond No. FS 1670874 06 00

In favor of Exchange Traded Concepts,

LLC It is agreed that:

1. **CONDITIONS AND LIMITATIONS**, Section **2. Exclusions** is amended to include:

    Confidential Information:

    Loss resulting
    from:

    a) Theft, disappearance, destruction or disclosure of the confidential or personal information of the Insured or another person or entity for which the Insured is legally liable including, but not limited to patents, trade secrets, personal information, processing methods, customer lists, financial information, credit card information, intellectual property, health information, or any other type of non-public information.

    For purposes of coverage that may be attached to the Bond by Rider which pertains to Computer Systems, confidential information cannot be Property transferred. A loss otherwise covered under the Computer Systems Rider (if attached) shall not be excluded by the fact that confidential information was used to gain access to your computer system or to the computer system of your financial institution in order to cause the fraudulent transfer.

    b) The use of another person's or entity's confidential or personal information including but not limited to, financial information, credit card information, health information or any other type of non-public information.

    Data Breach Costs:

    Loss resulting from fees, costs, fines, penalties and other expenses which are related to the access or disclosure of another person's or entity's confidential information, and the obligations of the Insured to comply with federal and state privacy laws and Payment Card Industry Data Security Standards (if applicable) arising from a data security breach, including, but not limited to, expenses related to notifying affected individuals when the affected individuals' financial information, credit card information, health information or other type of non-public information was stolen, accessed, downloaded or misappropriated while in the care, custody or control of the Insured.

2. Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions and limitations, or provisions of the attached Bond other than as above stated.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

3.   This Rider shall become effectiv e as of 12:01 a.m. on 12/08/2014 standard time.



Great American Insurance Group

Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

FI 73 39 (Ed. 06

RIDER NO. 6

VIRTUAL OR ON-LINE PEER TO PEER MEDIUMS OF EXCHANGE EXCLUSION

To be attached to and form part of **FINANCIAL INSTITUTION BOND STANDARD FORM NO**. Standard Great American Inv estment Company

Bond, Bond No. FS 1670874 06

00

In fav or of Exchange Traded Concepts, LLC

This Rider amends the section entitled

"Exclusions": This bond does not cov er:

1. Loss of v irtual or on-line peer to peer mediums of exchange.

2. Nothing herein contained shall be held to v ary, alter, waiv e, or extend any of the terms, conditions, prov isions, agreements, or limitations of the abov e mentioned bond other than as stated herein.

3. This Rider shall become effectiv e as of 12:01 a.m. on 12/08/2014 standard time.



Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

IL 73 24 (Ed. 08 12)

THIS ENDORSEMENT CHANGES YOUR POLICY. PLEASE READ IT CAREFULLY.

ECONOMIC AND TRADE SANCTIONS CLAUSE

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit us from providing insurance.

IL 73 24 (Ed. 08/12)



087357
IL 72 68 (Ed. 09

GREAT AMERICAN INSURANCE GROUP
Administrative Offices
301 E 4th Street
Cincinnati OH 45202-4201
513 369 5000 ph

IN WITNESS CLAUSE

In Witness Whereof, we hav e caused this Policy to be executed and attested, and, if required by state law, this Policy shall not be v alid unless countersigned by our authorized representativ e.

PRESIDENT

Eve Cutler Rosen
SECRETARY

Copyright Great American Insurance Co., 2009

IL 72 68 (Ed. 09/09) (Page 1 of 1)